United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

⌧   Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2025

or

◻   Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from               to

Commission File No. 001-38779

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rhinebeck Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rhinebeck Bancorp, Inc.

2 Jefferson Plaza

Poughkeepsie, NY 12601

Rhinebeck Bank 401(k) Plan

Table of Contents

December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors, Plan Administrator, and Plan Participants of Rhinebeck Bank 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Rhinebeck Bank 401(k) Plan (the Plan) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes to financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2019.

/s/ Wolf & Company, P.C.

Boston, MA

June 25, 2026

Rhinebeck Bank 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2025 and 2024

	2025	2024
Assets
Investments at fair value	$30,723,635	$25,627,515
Investments at contract value	2,258,350	2,110,600
Notes receivable from participants	408,746	407,915
Employer contribution receivable	-	-
Participant contributions receivable	-	-

Net Assets Available for Benefits	$33,390,731	$28,146,030

See accompanying notes to the financial statements.

Rhinebeck Bank 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2025

Additions
Investment income:
Net appreciation in fair value of investments	$4,113,360
Interest and dividends	211,779

Net investment income	4,325,139

Interest income on notes receivable from participants	31,290

Contributions:
Participants	1,164,513
Employer	1,085,458
Rollovers	437,292

Total contributions	2,687,263

Total additions	7,043,692

Deductions
Benefits paid to participants	1,760,362
Administrative expenses	38,629

Total deductions	1,798,991

Net Increase	5,244,701

Net Assets Available for Benefits
Beginning of year	28,146,030

End of year	$33,390,731

See accompanying notes to the financial statements.

Rhinebeck Bank 401(k) Plan

Notes to Financial Statements

As of December 31, 2025 and 2024 and for the year ended December 31, 2025

1.	Description of the Plan

The following description of the Rhinebeck Bank 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Rhinebeck Bank and its subsidiaries (collectively, the "Bank") who have completed 90 days of service and attained the age of twenty-one, except leased employees and employees participating in a collective bargaining agreement who are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may elect to contribute any amount of their eligible compensation, up to the maximum limits defined by the Internal Revenue Code ("IRC"). Participants who have attained the age of 50 before the close of the plan year are eligible to make an additional catch-up contribution. All new participants are auto-enrolled at a rate of 6% of compensation, unless the employee opts not to participate. The plan includes an option for Roth 401(k) contributions. Participants may also contribute amounts representing distributions from other qualified plans (rollovers).

Unless its Board of Directors determines otherwise, prior to the beginning of each year, the Bank will make the following contributions: (1) a safe harbor non-elective contribution equal to 3% of each participant’s eligible compensation and (2) a matching contribution equal to 50% of the amount of the participant’s elective deferrals made during the payroll period that do not exceed 6% of the participant’s eligible compensation for the payroll period. In addition, the Bank may make a discretionary contribution in such amount as determined by its Board of Directors. There was a 2% discretionary contribution made to all Rhinebeck Bank employees in all four quarters of 2025. A participant must have one year of service to be eligible for the Bank’s matching contribution.

Effective January 1, 2024 the Plan was amended to include an auto-escalation feature in which participant's deferral rates shall increase by 1% each May 1, up to a maximum automatic elective deferral contribution of 10%.

Participants direct the investment of all contributions into various investment options offered by the Plan, including the common stock of Rhinebeck Bancorp, Inc., the parent company of the Bank. Contributions are subject to certain Internal Revenue Service ("IRS") limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Bank’s contributions as well as allocations of the Plan’s earnings and charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Rhinebeck Bank 401(k) Plan

Notes to Financial Statements

As of December 31, 2025 and 2024 and for the year ended December 31, 2025

Vesting

Participants are immediately vested in their contributions and the Bank’s safe harbor contributions and discretionary contributions plus actual earnings thereon. Vesting in the Bank’s matching contribution is based on years of continuous service. Participants are 100% vested after five years of credited service (20% for each year of service).

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The notes are secured by the balance in the participant's account and bear interest at rates that range from 4.25% to 9.50% at December 31, 2025. Interest rates are set at the prime rate plus 1%. Principal and interest is paid ratably through bi-weekly payroll deductions. Terms range from one to five years or greater for the purchase of a primary residence. Only one loan outstanding is permitted at a time.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons, a participant will receive a lump-sum payment equal to the value of the participant’s vested interest in their account. The Plan also allows hardship withdrawals, if certain criteria are met.

Forfeited Accounts

At December 31, 2025 and 2024, there were $87 and $498, respectively, in forfeited accounts. These accounts are used to reduce future Bank contributions or pay administrative fees. In 2025, Bank contributions were reduced by $20,742 from forfeited accounts.

Administration of Plan Assets

The Plan’s assets are administered under a contract with Principal, the custodian of the Plan. The custodian invests funds received from contributions, investment sales, interest, and dividend income and makes distribution payments to participants.

Rhinebeck Bank 401(k) Plan

Notes to Financial Statements

As of December 31, 2025 and 2024 and for the year ended December 31, 2025

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investments held by a defined contribution plan are required to be reported at fair value, except for a fully benefit-responsive investment contract. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value (except for the fully benefit-responsive guaranteed annuity contract, which is reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when they are incurred. Interest income is recorded on the accrual basis. If a participant ceases to make repayments and the plan administrator deems the participant note receivable to be in default, the note receivable balance is reduced and a benefit payment is recorded. No allowance for credit losses has been recorded at December 31, 2025 and 2024.

Contributions

Contributions from Plan participants and the matching contributions from the Bank are recorded in the year in which the employee contributions are withheld from compensation.

Rhinebeck Bank 401(k) Plan

Notes to Financial Statements

As of December 31, 2025 and 2024 and for the year ended December 31, 2025

Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Bank. Expenses paid by the Bank are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Fees incurred for investment related expenses are included in net appreciation in fair value of investments.

Payment of Benefits

Benefits are recorded when paid.

3.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under authoritative guidance are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

●	quoted prices for similar assets or liabilities in active markets;
●	quoted prices for identical or similar assets or liabilities in inactive markets;
●	inputs other than quoted prices that are observable for the asset or liability;
●	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observables and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Rhinebeck Bank 401(k) Plan

Notes to Financial Statements

As of December 31, 2025 and 2024 and for the year ended December 31, 2025

Pooled separate accounts are valued based upon the unit values of such pooled accounts held by the Plan at year end. The pooled separate accounts are priced daily and participants transact at that price. Unit values are based on the fair value of the underlying assets of the fund derived from inputs principally from or corroborated by observable market data by correlation or other means, although are not based upon quoted market prices in an active market. The underlying investments of the pooled separate accounts consist of mutual funds, each of which follows a separate investment strategy. Due to the nature of these pooled accounts, there are no unfunded commitments or redemption restrictions.

Principal LifeTime Hybrid CITs invest in a collective trust fund as well as a variety of separate accounts and mutual funds that seek total return consisting of long-term growth of capital and current income, consistent with the investment strategy of an investor with a specific target retirement date. The CIT funds are valued at net asset value per unit held by the Plan at year-end as reported by Principal, which is based on the fair value of the underlying investments held by the fund less its liabilities. The Principal LifeTime Hybrid CITs publish their NAV daily and participants transact at that price. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner.

The employer security, common stock, of Rhinebeck Bancorp, Inc. has been listed on the NASDAQ Global Select Market under the symbol “RBKB” since January 17, 2019 and is valued at the closing price reported on the active market on which the individual security is traded.

The following table sets forth the Plan’s assets at fair value which are all considered Level 1 within the fair value hierarchy:

	Assets at Fair Value as of December 31,
	2025	2024

Mutual funds	$8,805,663	$7,852,556
Pooled separate accounts	793,963	681,055
Collective trust funds	20,147,722	16,274,832
Employer security	976,287	819,072

Total assets in the fair value hierarchy	$30,723,635	$25,627,515

4.	Guaranteed Annuity Contract

The Plan offers the option to invest in a guaranteed investment contract with Principal.  Principal maintains the contributions in a general account. The contract is considered fully benefit-responsive and is reported at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The contract issuer is contractually obligated to repay the principal and interest at the specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 1% or greater than 3%. The crediting rate is reviewed on a quarterly basis for resetting.

The Plan’s ability to receive amounts due in accordance with the contract is dependent on the contract issuer’s ability to meet their financial obligations. Their ability to meet their contractual obligations may be affected by future economic and regulatory developments.

Rhinebeck Bank 401(k) Plan

Notes to Financial Statements

As of December 31, 2025 and 2024 and for the year ended December 31, 2025

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. Examples of such events include the following:

1.	The Plan’s failure to qualify under Section 401(a) of the IRC or the failure of the trust to be tax-exempt under Section 501(a) of the IRC.
2.	Premature termination of the contract.
3.	Plan termination or merger.
4.	Changes to the Plan’s prohibition on competing investment options.
5.	Bankruptcy of the Bank or other events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuer and that also would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events allow the contract issuer to terminate the contract with the Plan and settle at an amount different from contract value. Examples of such events may include the following:

1.	An uncured violation of the Plan’s investment guidelines.
2.	A breach of material obligation under the contract.
3.	A material misrepresentation.
4.	An amendment to the agreement without the consent of the contract issuer.

5.	Related Party and Party in Interest Transactions

The Plan has investments in the common stock of Rhinebeck Bancorp, Inc., mutual funds, pooled separate accounts, common collective trusts, and a guaranteed annuity contract managed by members of the Principal Financial Group.  Rhinebeck Bancorp, Inc. is the holding company for Rhinebeck Bank, the Plan Sponsor. Principal Trust Company is also the custodian of the Plan and therefore these transactions qualify as party-in-interest transactions.  Fees paid by the Plan to the custodian for loan administration and other administrative services were $38,629 for the year ended December 31, 2025. Fees incurred by the Plan for investment manager services are included in net appreciation in fair value of the investments, as they are paid through revenue sharing, rather than a direct payment. Additionally, the Plan issues loans to participants, which are secured by the participant’s account balances. These transactions also qualify as party in interest transactions. The plan invests in the common stock of Rhinebeck Bancorp, Inc., which is the holding company for Rhinebeck Bank, a New York-chartered stock savings bank and plan sponsor.

Certain administrative functions of the Plan are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan.

Rhinebeck Bank 401(k) Plan

Notes to Financial Statements

As of December 31, 2025 and 2024 and for the year ended December 31, 2025

6.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in the Bank’s matching contributions.

7.	Tax Status

The IRS has determined and informed the Bank by a letter dated August 21, 2017, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. Under Principal, the Plan is covered under their 401(k) Volume Submitter Plan, which was approved in 2014.  However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax exempt.

Management is required to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to examinations for years prior to December 31, 2022.

8. Prohibited Transactions

The Bank was delinquent in remitting certain participant deferrals to the Plan totaling $135 for 2025. The DOL considers late deposits to be prohibited transactions. The Company will file Form 5330 with the IRS and pay the required excise tax on the transactions. In addition, participant accounts have started to be credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.

9.	Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

 Rhinebeck Bank 401(k) Plan

Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions

EIN: 14-1002430 Plan Number: 005

December 31, 2025

			Total that Constitute Nonexempt Prohibited Transactions
Description of Transaction	Participant Contributions Late to Plan	Check Here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
Delinquent contributions in 2025	$135	☐	$-	$-	$-	$135
Total delinquent contributions	$135		$-	$-	$-	$135

See report of independent registered public accounting firm.

Rhinebeck Bank 401(k) Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

EIN: 14-1002430 Plan Number: 005

December 31, 2025

				Current
(a)	Identity of Issue (b)	Description of Investment (c)	Cost (d)	Value (e)

	Mutual funds	Vanguard Growth Index Admiral Fund	N/R	$ 2,312,188
		Vanguard 500 Index Admiral Fund	N/R	2,125,103
		Janus Henderson Triton Fund	N/R	989,932
		Vanguard Sel Value Inv Fund	N/R	530,352
		Eaton Vance Small Mid Cap R6 Fund	N/R	453,751
		DFA U.S. Large Cap Value I Fund	N/R	385,276
		SEI Trust Allspring Spec Small Cap Value Fund	N/R	293,314
		DFA International Core Equity I Fund	N/R	266,817
		Fidelity Advisor International Growth Z Fund	N/R	248,047
		American Funds New World R6 Fund	N/R	229,623
		Cohen & Steers Re Est Sec Z Fund	N/R	227,610
		John Hancock Bond R6 Fund	N/R	215,730
		Victory Government SEC R6 Fund	N/R	212,723
		DFA International Value I Fund	N/R	110,488
		American Funds High-Income Trust R6 Fund	N/R	108,291
		PIMCO Income Instl Fund	N/R	96,418

*	Pooled separate accounts	Principal Mid Cap S&P 400 Index	N/R	506,558
*		Principal Small Cap S&P 600 Index	N/R	287,405

*	Collective trust funds	Principal Lifetime Hybrid 2030 CIT	N/R	4,362,560
*		Principal Lifetime Hybrid 2045 CIT	N/R	3,158,760
*		Principal Lifetime Hybrid 2050 CIT	N/R	2,782,504
*		Principal Lifetime Hybrid 2055 CIT	N/R	2,440,247
*		Principal Lifetime Hybrid 2035 CIT	N/R	2,120,480
*		Principal Lifetime Hybrid 2025 CIT	N/R	2,021,829
*		Principal Lifetime Hybrid 2040 CIT	N/R	1,675,115
*		Principal Lifetime Hybrid 2060 CIT	N/R	667,147
*		Principal Lifetime Hybrid 2020 CIT	N/R	322,784
*		Principal Lifetime Hybrid 2015 CIT	N/R	291,719
*		Principal Lifetime Hybrid 2065 CIT	N/R	284,876
*		Principal Lifetime Hybrid 2070 CIT	N/R	17,135
*		Principal Lifetime Hybrid Income CIT	N/R	2,566

*	Employer security	Rhinebeck Bancorp, Inc.	N/R	976,287

*	Guaranteed investment contract	Principal Fixed Income Guaranteed Option	N/R	2,258,350

*	Notes receivable from participants	Interest rates: 4.25%-9.50%		408,746

		Total		$ 33,390,731

*	A party in interest as defined by ERISA
	N/R - cost omitted for participant directed investments

See report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rhinebeck Bank 401(k) Plan

Date: June 25, 2026	/s/ Kevin Nihill
Kevin Nihill Chief Financial Officer

EXHIBITS

23.1Consent of Wolf & Company, P.C., Independent Registered Public Accounting Firm